EXHIBIT (a)(7)

                           FINANCIAL EARNINGS RELEASE

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                          FIRST SHENANGO BANCORP, INC.
          First Federal Plaza, 25 N. Mill Street, New Castle, PA 16101

Contacts:   Francis A. Bonadio, President and Chief Executive Officer
            Lonny D. Robinson, Vice President, Chief Financial Officer
            and Treasurer
Phone:      412-654-6605
FAX:        412-656-8066

FOR IMMEDIATE RELEASE

FIRST SHENANGO BANCORP, INC., ANNOUNCES THIRD QUARTER EARNINGS AND SHARE REPURCHASE OF UP TO 200,000 SHARES

NEW CASTLE, PA, October 24, 1996 -- First Shenango Bancorp, Inc., today reported net income for the third quarter ended September 30, 1996, of $11,000 or $0.00 per common share equivalent as compared to net income of $840,000 or $0.37 per common share equivalent for the third quarter ended September 30, 1995. Net income for the nine month period ending September 30, 1996 was $1,858,000 or $0.82 per common share equivalent as compared to $2,275,000 or $1.00 per common share equivalent for the nine month period ending September 30, 1995.

Francis A. Bonadio, President and Chief Executive Officer, noted that the Corporation had previously informed its shareholders of pending legislation to recapitalize the Savings Association Insurance Fund by requiring SAIF-insured savings institutions to pay a one-time special assessment. That legislation, the Deposit Insurance Funds Act of 1996, signed into law on September 30, 1996, required a one-time assessment of 65.7 cents for every $100 of deposits. As a result of this legislation on September 30, 1996, First Federal Savings Bank of New Castle, a subsidiary of the Corporation, recorded a charge to earnings of $1,030,000 net of taxes. Without this charge, First Shenango's income for the quarter would have been $1,041,000 or $0.46 per share. Net income for the nine months ended September 30, 1996, would have been $2,888,000 or $1.27 per share.

Net interest income after provision for loan losses increased to $3,057,000 for the quarter ended September 30, 1996, compared to $2,601,000 for the quarter ended September 30, 1995, a 17.53% increase. First Shenango's net interest margin as a percentage of interest-earning assets, on a fully taxable-equivalent basis for the quarter ended September 30,1996, was 3.60%, unchanged from the quarter ended September 30, 1995. Non-interest income decreased to $254,000 for the quarter ended September 30, 1996, from $297,000 for the quarter ended September 30, 1995. Non-interest expense increased by 117.38% to $3,289,000 for the quarter ended September 30,1996, from $1,513,000 for the quarter ended September 30, 1995, primarily due to the previously mentioned SAIF assessment.

Total shareholder's equity was $46,118,000 at September 30, 1996, a decline from $47,623,000 at December 31, 1995 of $1,505,000 or 3.16%. Due to rising interest rates during this nine-month period, the unrealized gain on securities available for sale decreased from $1,197,000 net of tax at December 31, 1995, to an unrealized loss of $526,000 net of tax at September 30, 1996. First Shenango also purchased 56,458 shares in its stock repurchase program during this period which reduced stockholders' equity by $1,165,000.


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At September 30, 1996, First Shenango's assets totalled $384,088,000, compared to $332,121,000 at December 31, 1995.

First Shenango Bancorp, Inc. will commence a "Modified Dutch Auction" self-tender offer on October 25, 1996 for up to 200,000 common shares, or approximately 8.86 percent of its 2,258,047 common shares currently outstanding.

The offer will allow common shareholders to specify prices at which they are willing to tender their shares at a price not greater than $23.75 and not less than $20.50 per share. After receiving tenders, the Company will select a single per share price which will allow it to buy up to 200,000 shares. All shares purchased will be purchased at the company-selected price for cash, even if tendered at a lower price. If more than the maximum number of shares sought is tendered at or below the company-selected price, tendering shareholders owning fewer than 100 shares will have their shares purchased without proration. Other shares will be purchased pro rata. The offer will not be conditioned on a minimum number of shares being tendered, but will be subject to certain conditions set forth in the offering documents.

The tender offer, proration period and withdrawal rights will expire at 5:00 p.m. on November 25, 1996 unless extended by the Company. On October 24, 1996 the closing price of the Company's common stock was $ 21.50 on the Nasdaq National Market.

MacKenzie Partners, Inc., New York, New York will act as information agent for the offer.

Shareholders will, in general, be able to tender their shares free of all brokerage commissions and stock transfer taxes, if any, which will be paid by the Company. Each shareholder is urged to consult his tax advisor as to the particular tax consequences of the tender offer to such shareholder. The full details of the offer, including complete instructions on the tender process procedure along with the transmittal forms and other data will be mailed to shareholders on October 25, 1996.

NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATIONS TO ANY SHAREHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY OR ALL OF SUCH SHAREHOLDER'S SHARES IN THE OFFER AND HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of First Shenango Bancorp, Inc. common stock. The offer is made solely by the Offer to Purchase, dated October 25, 1996, and the related Letter of Transmittal.

First Shenango Bancorp is the holding company for First Federal Savings Bank of New Castle, which operates four full-service offices in Lawrence County, Pennsylvania. The Company's stock is traded under the symbol "SHEN" on the Nasdaq National Market.


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FIRST SHENANGO BANCORP, INC. (SHEN)
FINANCIAL HIGHLIGHTS (Unaudited)

-----------------------------------------------------------------------------------------------------

                                          Three Months Ended                   Nine Months Ended
                                             September 30,                       September 30,
INCOME STATEMENT DATA                1996              1995            1996               1995
-----------------------------------------------------------------------------------------------------
Interest income                      $7,130,000        $6,066,000      $20,289,000        $17,530,000
Interest expense                      3,848,000         3,253,000       10,902,000          9,370,000
                                      ---------         ---------       ----------         ----------
Net interest income before
  provision for loan losses           3,282,000         2,813,000        9,387,000          8,160,000
Provision for loan losses               225,000           212,000          674,000            685,000
                                     ----------       -----------      -----------        -----------
Net interest income after
  provision for loan losses           3,057,000         2,601,000        8,713,000          7,475,000
Net gain on sale of investments
  and loans                              52,000            84,000          214,000             87,000
Other non-interest income               202,000           213,000          587,000            639,000
SAIF special assessment               1,666,000                --        1,666,000                 --
Other non-interest expense            1,623,000         1,513,000        4,844,000          4,550,000
                                      ---------         ---------       ----------         ----------
Income before income taxes               22,000         1,385,000        3,004,000          3,651,000
Income taxes                             11,000           545,000        1,146,000          1,376,000
                                     ----------       -----------       ----------         ----------
Net income                          $    11,000        $  840,000      $ 1,858,000        $ 2,275,000
                                     ==========         =========       ==========         ==========

=====================================================================================================

                                   Three Months Ended                   Nine Months Ended
                                      September 30,                      September 30,

COMMON SHARE DATA
(PER SHARE BASIS)                  1996              1995             1996               1995
-----------------------------------------------------------------------------------------------------
Net income                             $0.00             $0.37            $0.82              $1.00
Cash dividend declared                 $0.12             $0.10            $0.34              $0.28
Common share equivalents           2,261,295         2,294,695        2,274,779          2,286,132
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
BALANCE SHEET DATA                             September 30,    December 31,       September 30,
                                                   1996            1995               1995
-----------------------------------------------------------------------------------------------------
Total assets                                   $384,088,000     $332,121,000       $332,357,000
Loans receivable, net                           255,454,000      228,278,000        225,528,000
Investment securities                           112,436,000       80,587,000         82,731,000
Deposits                                        263,167,000      254,406,000        255,558,000
Shareholders equity                              46,118,000       47,623,000         46,271,000
Common shares outstanding
  (net of treasury shares)                        2,258,197        2,309,308          2,314,308
Book value per common share
outstanding                                          $20.42           $20.62             $19.99


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

FIRST SHENANGO BANCORP, INC. (SHEN)
FINANCIAL HIGHLIGHTS (Unaudited)

----------------------------------------------------------------------------------------------------------------
                                                Three Months Ended                   Nine Months Ended
                                                   September 30,                       September 30,
AVERAGE BALANCES                               1996               1995             1996              1995
----------------------------------------------------------------------------------------------------------------
Assets                                       $376,036,000      $321,691,000     $360,640,000       $316,525,000
Shareholders' equity                           46,682,000        45,480,000       47,241,000         45,167,000
Interest-earnings assets                      366,611,000       313,055,000      351,141,000        308,127,000
Interest-bearing liabilities                  322,022,000       270,061,000      306,243,000        266,436,000
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
                                                Three Months Ended                   Nine Months Ended
                                                   September 30,                      September 30,
RATIOS(1)                                    1996(1)            1995(1)         1996 (1)          1995 (1)
----------------------------------------------------------------------------------------------------------------
Return on average assets                          0.01%             1.04%            0.69%              0.96%
Return on average assets (2)                      1.10%               N/A            1.07%                N/A
Return on average equity                          0.09%             7.33%            5.25%              6.73%
Return on average equity (2)                      8.87%               N/A            8.17%                N/A
Net interest margin to average assets (3)         3.60%             3.60%            3.59%              3.56%
Operating expense to average assets               3.48%             1.87%            2.41%              1.92%
Operating expense to average assets (2)           1.72%               N/A            1.79%                N/A
Efficiency ratio                                 94.43%            50.02%           65.30%             51.77%
Efficiency ratio (2)                             46.63%               N/A           48.59%                N/A
Average interest-earning assets to average
 interest-bearing liabilities                   113.85%           115.92%          114.66%            115.65%
Average equity to average assets                 12.41%            14.14%           13.10%             14.27%

(1) With the exception of end-of-period ratios, all ratios are based on monthly average balances and are annualized where appropriate.
(2) Pro forma without the effect of the SAIF special assessment on September 30, 1996.
(3)  Computed on a fully taxable-equivalent basis.


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